MONTPELIER RE HOLDINGS LTD.

MONTPELIER HOUSE	P.O. BOX HM 2079
94 PITTS BAY ROAD	HAMILTON, HM HX
PEMBROKE, HM 08	BERMUDA
BERMUDA

Via EDGAR

July 8, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Montpelier Re Holdings Ltd.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed February 25, 2011
File No. 001-31468

Dear Mr. Rosenberg:

We are responding to your comment letter dated June 28, 2011, on behalf of Montpelier Re Holdings Ltd. (“Montpelier” or the “Company”), relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response and have included the page references related to such documents.

Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”)

NOTE 4: Investments, page F-16

1. Please provide us proposed disclosure to be included in future periodic filings for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Response:

Our proposed disclosure, which has been marked to show edits made from the disclosure contained on pages F-16 through F-22 of the Form 10-K, has been included as Appendix A to this letter.

We will include additional disclosure along the lines of that provided in Appendix A in our future interim and annual filings, as appropriate.

NOTE 9. Income Taxes, page F-32

2. Please provide us proposed disclosure to be included in future periodic filings to separately disclose the income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

Response:

Our proposed disclosure, which has been marked to show edits from the disclosure contained on pages F-32 through F-33 of the Form 10-K, has been included as Appendix B to this letter.

We will include additional disclosure along the lines of that provided in Appendix B in our future interim and annual filings, as appropriate.

In connection with responding to your comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me.

MONTPELIER RE HOLDINGS LTD.

/s/ MICHAEL S. PAQUETTE

Michael S. Paquette
Executive Vice President and Chief Financial Officer

cc:	Christopher L. Harris, President and Chief Executive Officer
Jonathan B. Kim, General Counsel, Secretary and Senior Vice President
John D. “Jack” Collins, Chairman, Audit Committee
Tom E.C. Miller, Partner, PricewaterhouseCoopers - Bermuda

Appendix A

NOTE 4.                         Investments

Fixed Maturity Investments and Equity Securities

The table below shows the aggregate cost (or amortized cost) and fair value of Montpelier’s fixed maturity investments and equity securities, by investment type, as of the dates indicated:

	December 31, 2010		December 31, 2009
	Cost or Amortized Cost	Fair Value	Cost or Amortized Cost	Fair Value
Fixed maturity investments:
Residential mortgage-backed securities	$551.0	$554.0	$651.7	$653.6
Corporate debt securities	696.8	710.9	537.1	571.7
Debt securities issued by the U.S. Treasury and its agencies	482.1	483.0	461.4	461.0
U.S. government-sponsored enterprise securities	228.2	229.9	336.1	335.2
Commercial mortgage-backed securities	140.2	139.8	66.8	63.0
Debt securities issued by states of the U.S. and political subdivisions	59.4	59.7	24.0	24.6
Other debt obligations	112.3	112.0	100.7	98.4
Total fixed maturity investments	$2,270.0	$2,289.3	$2,177.8	$2,207.5

Equity securities:
Exchange-listed funds	$44.6	$44.6	$2.9	$3.1
Energy	22.5	41.6	35.2	44.3
Financial	19.2	23.0	33.9	38.1
Technology	16.1	21.5	23.2	26.9
Consumer goods	4.4	9.1	15.9	18.0
Materials	0.9	1.6	15.9	16.1
Other	9.2	11.5	23.3	20.7
Total equity securities	$116.9	$152.9	$150.3	$167.2

As a provider of insurance and reinsurance for natural and man-made catastrophes, Montpelier could become liable for significant losses on short notice.  As a result, its asset allocation is predominantly oriented toward high quality, fixed maturity securities with a short average duration. This asset allocation is designed to reduce Montpelier’s sensitivity to interest rate fluctuations and provide a secure level of liquidity for the settlement of its liabilities as they arise. As of December 31, 2010, Montpelier’s fixed maturities had an average credit quality of “AA” (Very Strong) by Standard & Poor’s and an average duration of 3.4 years.

As of December 31, 2010, 86% of Montpelier’s fixed maturity investments were either rated “A” (Strong) or better by Standard & Poor’s or represented U.S. government or U.S. government-sponsored enterprise securities and 14% were rated “BBB” (Good) or below by Standard & Poor’s.

In addition to the equity securities presented above, Montpelier also had open short equity positions, including short investment option and future positions, recorded within its other liabilities of $25.4 million and $38.6 million at December 31, 2010 and 2009, respectively, with associated net unrealized losses of $1.3 million and $0.5 million, respectively.

The contractual maturity of Montpelier’s fixed maturity investments at December 31, 2010 and 2009 is presented below:

	December 31, 2010		December 31, 2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Fixed maturity investments:
Due in one year or less	$149.8	$153.3	$244.4	$248.3
Due after one year through five years	921.8	936.4	828.6	842.6
Due after five years through ten years	308.9	309.0	244.2	253.4
Due after ten years	86.0	84.8	41.5	48.2
Mortgage-backed and asset-backed securities	803.5	805.8	819.1	815.0
Total fixed maturity investments	$2,270.0	$2,289.3	$2,177.8	$2,207.5

Other Investments

Montpelier’s investments in limited partnership interests and private investment funds are carried at either their fair value or their underlying net asset value, depending on Montpelier’s ownership share. For those funds carried at fair value, the underlying net asset value is used as a best estimate of fair value.  Montpelier’s CAT Bonds, investment in Symetra common shares and derivative instruments are carried at fair value.  The table below shows the aggregate cost and carrying value of Montpelier’s other investments, by investment type, as of the dates indicated:

	December 31, 2010		December 31, 2009
	Cost	Carrying Value	Cost	Carrying Value
Other investments carried at net asset value:
Limited partnership interests and private investment funds	$33.4	$33.4	$30.8	$30.8

Other investments carried at fair value:
CAT Bonds	$10.0	$10.6	$10.0	$10.0
Limited partnership interests and private investment funds	38.3	42.6	27.9	26.5
Symetra common shares	—	—	20.0	22.6
Derivative instruments	2.5	3.5	3.3	1.1
Total other investments carried at fair value	$50.8	$56.7	$61.2	$60.2

Other investments	$84.2	$90.1	$92.0	$91.0

Net appreciation or depreciation on Montpelier’s investments in limited partnerships, private investment funds and CAT Bonds is reported as net realized and unrealized gains (losses) in the Company’s consolidated statements of operations. Net appreciation or depreciation on Montpelier’s derivative instruments is reported as net income (expense) from derivative instruments.  See Note 6.

Montpelier’s interests in limited partnerships and private investment funds that are carried at fair value relate to vehicles that invest in distressed mortgages. Redemptions from these investments occur at the discretion of the investment manager or, in other cases, subject to a unanimous vote of the partners. Montpelier does not expect to redeem a significant portion of these investments prior to 2012.

Montpelier also had open investment option and futures contracts as of December 31, 2010 and 2009.  See Note 6.

In January 2010 the common stock of Symetra Financial Corporation (“Symetra”) began trading on the New York Stock Exchange under symbol “SYA” as a result of the completion of Symetra’s initial public offering (the “Symetra IPO”). Prior to the Symetra IPO, Montpelier’s investment in Symetra was carried as an other investment on the Company’s consolidated balance sheets and its net appreciation or depreciation was reported as a separate component of shareholders’ equity, with changes therein reported as a component of other comprehensive income on the Company’s consolidated statements of operations.

Montpelier’s investment in Symetra is now presented as an equity security on the Company’s consolidated balance sheets and changes in its fair value are recorded as net realized and unrealized gains (losses) on the Company’s consolidated statements of operations. The Company’s cumulative net appreciation associated with its investment in Symetra, which totaled $2.6 million at December 31, 2009, was reclassified from other comprehensive income during the first quarter of 2010 and is now included in net unrealized investment gains on the Company’s consolidated statements of operations.

Fair Value Hierarchy

GAAP establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the three broad levels described below. The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date, Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, and Level 3 inputs are unobservable inputs for the asset or liability.

Montpelier uses an independent service provider for assistance with its investment accounting function. This service provider, as well as Montpelier’s investment managers, in turn use several pricing services and brokers to assist Montpelier in determining the fair value of its marketable securities.  The ultimate pricing source varies based on the security and pricing service, but investments valued on the basis of observable (Levels 1 and 2) inputs are generally assigned values on the basis of actual transactions. Securities valued on the basis of pricing models with significant unobservable inputs or non-binding broker quotes are classified as Level 3.

In accordance with GAAP, the valuation techniques used by Montpelier and its pricing services maximize the use of observable inputs; unobservable inputs are used to measure fair value only to the extent that observable inputs are unavailable. Montpelier uses the market and income approaches in valuing its investments.  There have been no significant changes in the Company’s use of valuation techniques or related inputs during the periods presented.

The following tables present Montpelier’s investments carried at fair value, categorized by the level within the hierarchy in which the fair value measurements fall, at December 31, 2010 and 2009.

	December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Fixed maturity investments:
Residential mortgage-backed securities	$—	$554.0	$—	$554.0
Corporate debt securities	—	673.0	37.9	710.9
Debt securities issued by the U.S. Treasury and its agencies	322.6	160.4	—	483.0
U.S. government-sponsored enterprise securities	—	229.9	—	229.9
Commercial mortgage-backed securities	—	139.8	—	139.8
Debt securities issued by U.S. states and political subdivisions	—	59.7	—	59.7
Other debt obligations	—	107.3	4.7	112.0
Total fixed maturity investments	$322.6	$1,924.1	$42.6	$2,289.3

Equity securities:
Exchange-listed funds	$19.5	$25.1	$—	$44.6
Energy	41.6	—	—	41.6
Financial	22.1	0.9	—	23.0
Technology	21.5	—	—	21.5
Consumer goods	8.9	0.2	—	9.1
Materials	1.4	0.2	—	1.6
Other	11.1	0.4	—	11.5
Total equity securities	$126.1	$26.8	$—	$152.9

Other investments	$—	$14.1	$42.6	$56.7
Total investments	$448.7	$1,965.0	$85.2	$2,498.9

	December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Fixed maturity investments:
Residential mortgage-backed securities	$3.3	$589.8	$60.5	$653.6
Corporate debt securities	—	493.0	78.7	571.7
Debt securities issued by the U.S. Treasury and its agencies	287.3	173.7	—	461.0
U.S. government-sponsored enterprise securities	—	335.2	—	335.2
Commercial mortgage-backed securities	—	63.0	—	63.0
Debt securities issued by U.S. states and political subdivisions	—	24.6	—	24.6
Other debt obligations	—	88.1	10.3	98.4
Total fixed maturity investments	$290.6	$1,767.4	$149.5	$2,207.5

Equity securities:
Energy	$44.3	$—	$—	$44.3
Financial	28.9	5.2	4.0	38.1
Technology	26.1	1.5	—	27.6
Consumer goods	17.7	0.3	—	18.0
Materials	16.0	0.1	—	16.1
Other	22.4	0.7	—	23.1
Total equity securities	$155.4	$7.8	$4.0	$167.2

Other investments	$—	$11.1	$49.1	$60.2
Total investments	$446.0	$1,786.3	$202.6	$2,434.9

Level 1 Securities

Montpelier’s investments classified as Level 1 as of December 31, 2010 and 2009, consisted of U.S. Treasuries and equity securities that are publicly listed and/or actively traded in an established market.  Montpelier’s open short equity positions are also valued on the basis of Level 1 inputs.

Level 2 Securities

For Montpelier’s investments classified as Level 2 as of December 31, 2010 and 2009, Montpelier’s pricing vendors generally utilize third party market data and other observable inputs in matrix pricing models to determine prices. Although prices for these securities obtained from broker quotations are generally considered non-binding, they are based on observable inputs and secondary trading patterns of similar securities obtained from active, non-distressed markets.  Further details for selected investment types follow:

Residential mortgage-backed securities and debt securities issued by U.S. agencies.  Montpelier’s Level 2  residential mortgage-backed securities and debt securities issued by U.S. agencies are priced using a mortgage-pool-specific model which utilizes daily inputs from the TBA market (which is extremely liquid), as well as the U.S. Treasury market. This pricing model also utilizes additional information such as the weighted average maturity, weighted average coupon and other available pool level data which is provided by the agency. Valuations are also corroborated by daily active market quotes.

Corporate debt securities.  Montpelier’s Level 2 corporate debt securities are priced using market sources and other considerations such as the issuer of the security, credit data, the specific terms and conditions of the securities, including any specific features which may influence risk, as well as other observations from relevant market and sector news reports. Evaluations are updated by obtaining broker quotes and other market information including actual trade volumes, when available. Each security is individually evaluated using a spread model which is added to the U.S. Treasury curve.

U.S. government-sponsored enterprise securities.  Montpelier’s Level 2 U.S. government-sponsored enterprise securities are priced using information from market sources, as well as other observations from relevant market and sector news. Evaluations are updated by obtaining broker quotes and other market information including actual trade volumes, when available. Each security is individually evaluated using analytical models which incorporate option-adjusted spreads and other relevant interest rate data.

Commercial mortgage-backed securities.  Montpelier’s Level 2 commercial mortgage-backed securities are priced using dealer quotes and other available trade information such as bids and offers, prepayment speeds (which may be adjusted for the underlying collateral or current price data), the U.S. Treasury curve, swap curve and TBA values, as well as cash settlement. This pricing methodology utilizes a single cash flow stream, computes both a yield-to-call and weighted average yield-to-maturity and generates a derived price for the security by applying the most likely scenario.

Equity securities.  Montpelier’s Level 2 equity securities represent investments in exchange-listed funds which are priced based on net asset values provided by the relevant investment managers.

Level 3 Securities

Montpelier’s investments classified as Level 3 as of December 31, 2010 and 2009, consisted primarily of the following: (I) with respect to certain fixed maturity investments, bank loans and certain asset-backed securities, many of which are not actively traded; and (ii) with respect to other investments, certain limited partnerships and private investment funds. As of December 31, 2009, equity securities and other investments classified as Level 3 also included preferred instruments and Montpelier’s investment in Symetra, respectively.

Corporate debt securities.  Montpelier’s Level 3 corporate debt securities represent bank loans that are priced using non-binding broker quotes that cannot be corroborated with other externally obtained information.

Residential mortgage-backed securities and other debt obligations.  Montpelier’s Level 3 residential mortgage-backed securities and other debt obligations are priced on the basis of cash-flow and other models and non-binding broker quotes that can not be corroborated with other externally obtained information.

Other investments.  Montpelier’s Level 3 other investments include investments in limited partnerships and private investment funds at December 31, 2010 which represent alternative asset limited partnerships that invest in distressed mortgages. The fair value of these private equity investments is based on net asset values obtained from the investment manager or general partner of the respective entity. The underlying investments held by the investee, which form the basis of the net asset valuation, require significant management judgment to determine the underlying value.  Montpelier also considers factors such as recent financial information and management’s judgment. Montpelier regularly reviews the performance of these entities directly with the fund and partnership managers.

As of December 31, 2010 and 2009, the Company’s Level 3 investments represented 3.4% and 8.3% of its total investments measured at fair value, respectively. During 2010, sales of bank loans within Montpelier’s portfolio of corporate debt securities, as well as increased pricing transparency associated with certain residential mortgage-backed and corporate fixed-maturity securities historically classified as Level 3, resulted in a shift of such investments to Level 2. In addition, during the first quarter of 2010, Montpelier’s investment in Symetra was reclassified from other investments to equity securities and was transferred from Level 3 to Level 1 as a result of the Symetra IPO.

There were no significant transfers between Levels 1 and 2 during 2010 or 2009.

The following tables present a reconciliation of the beginning and ending balances for all investments measured at fair value on a recurring basis using Level 3 inputs during the year ended December 31, 2010 and 2009:

	Year Ended December 31, 2010
	Beginning Level 3 balance	Net payments, purchases and sales	Net realized losses	Net unrealized gains (losses)	Net transfers out	Ending Level 3 balance
Fixed maturity investments:
Residential mortgage-backed securities	$60.5	$—	$—	$—	$(60.5)	$—
Corporate debt securities	78.7	(14.9)	(0.6)	2.9	(28.2)	37.9
Other debt obligations	10.3	4.2	—	—	(9.8)	4.7
Total fixed maturity investments	$149.5	$(10.7)	$(0.6)	$2.9	$(98.5)	$42.6

Equity securities:
Financial	$4.0	$(2.2)	$—	$(1.7)	$(0.1)	$—
Other	—	0.3	(0.3)	—	—	—
Total equity securities	$4.0	$(1.9)	$(0.3)	$(1.7)	$(0.1)	$—

Other investments	$49.1	$9.5	$—	$6.6	$(22.6)	$42.6
Total investments	$202.6	$(3.1)	$(0.9)	$7.8	$(121.2)	$85.2

	Year Ended December 31, 2009
	Beginning Level 3 balance	Net payments, purchases and sales	Net realized losses	Net unrealized gains (losses)	Net transfers in (out)	Ending Level 3 balance
Fixed maturity investments:
Residential mortgage-backed securities	$14.8	$76.9	$—	$(0.1)	$(31.1)	$60.5
Corporate debt securities	126.7	11.7	(1.0)	23.6	(82.3)	78.7
Other debt obligations	17.4	(7.0)	—	—	(0.1)	10.3
Total fixed maturity investments	$158.9	$81.6	$(1.0)	$23.5	$(113.6)	$149.5

Equity securities:
Financial	$1.0	$3.0	$—	$—	$—	$4.0
Other	0.4	(0.4)	—	—	—	—
Total equity securities	$1.4	$2.6	$—	$—	$—	$4.0

Other investments	$31.0	$3.5	$—	$2.2	$12.4	$49.1
Total investments	$191.3	$87.7	$(1.0)	$25.7	$(101.2)	$202.6

Changes in Carrying Value

Changes in the carrying value of Montpelier’s investment portfolio and its short equity positions for the years ended December 31, 2010, 2009 and 2008, consisted of the following:

	Net Realized Gains (Losses) on Investments	Net Unrealized Gains (Losses) on Investments	Net Foreign Exchange and Income (Expense) From Certain Derivatives (1)	Total Changes in Carrying Value Reflected in Earnings	Changes in Carrying Value Reflected in Other Comprehensive Income

Year Ended December 31, 2010:
Fixed maturity investments	$31.2	$(10.0)	$(0.4)	$20.8	$—
Equity securities	8.4	16.7	0.5	25.6	—
Other investments	(6.0)	10.3	(4.7)	(0.4)	—
Year Ended December 31, 2009:
Fixed maturity investments	$25.4	$78.8	$0.3	$104.5	$—
Equity securities	—	74.6	(2.3)	72.3	—
Other investments	(5.5)	8.5	7.5	10.5	(0.5)
Year Ended December 31, 2008:
Fixed maturity investments	$(22.2)	$(60.6)	$1.3	$(81.5)	$—
Equity securities	(5.9)	(97.6)	(4.4)	(107.9)	—
Other investments	(44.5)	(14.5)	(2.3)	(61.3)	0.9
Securities lending	(1.0)	1.4	—	0.4	—

(1)          Represents net realized and unrealized foreign exchange gains (losses) from investments and income (expense) derived from investments in the Foreign Exchange Contracts, Credit Derivatives, Interest Rate Contracts and Investment Options and Futures (See Note 6).  These derivatives are carried at fair value as other investments in the Company’s consolidated balance sheets.

Net Investment Income

Montpelier’s net investment income for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year Ended December 31,
	2010	2009	2008

Fixed maturity investments	$77.3	$83.2	$80.0
Cash and cash equivalents	0.2	0.5	3.7
Equity securities	0.8	3.0	5.4
Other investments	3.4	2.3	4.7
Securities lending income	—	—	0.4
Total investment income	81.7	89.0	94.2
Investment expenses	(7.7)	(8.0)	(7.8)
Net investment income	$74.0	$81.0	$86.4

Assets on Deposit and Held in Trust

Effective September 30, 2010, Montpelier Re established a Multi-Beneficiary U.S. Reinsurance Trust (the “Reinsurance Trust”) for the benefit of certain of its U.S. cedants. The Reinsurance Trust was established as an alternative means of providing statutory credit to Montpelier Re’s cedants.  As of December 31, 2010, Montpelier Re was granted authorized or trusteed reinsurer status in 15 states and is currently seeking approval in all remaining states and the District of Columbia. The initial minimum value of the Reinsurance Trust was set at $20.0 million plus the amount of Montpelier Re’s reinsurance liabilities to such cedants (which were $54.8 million at December 31, 2010).  As of December 31, 2010, the fair value of all assets held in the Reinsurance Trust was $101.4 million. See Note 5.

Effective March 31, 2010, Montpelier entered into a Lloyd’s Deposit Trust Deed (the “Lloyd’s Capital Trust”) in order to meet MCL’s ongoing funds at Lloyd’s (“FAL”) requirements.  The minimum value of cash and investments held by the Lloyd’s Capital Trust is determined on the basis of MCL’s Individual Capital Assessment, which is used to determine the required amount of FAL. The initial minimum value of the Lloyd’s Capital Trust was set at $230.0 million. As of December 31, 2010, the fair value of all assets held in the Lloyd’s Capital Trust was $249.5 million.  See Note 5.

Premiums received by Syndicate 5151 are received into the Lloyd’s Premiums Trust Funds (the “Premiums Trust Funds”).  As of December 31, 2010 and 2009, the fair value of all assets held in the Premiums Trust Funds was $187.6 million and $121.3 million, respectively.  See Note 12.

MUSIC is required to maintain deposits with certain insurance regulatory agencies in the U.S. in order to maintain its insurance licenses.  The fair value of such deposits totaled $6.5 million and $6.8 million at December 31, 2010 and 2009, respectively.

Montpelier’s assets on deposit and held in trust appear on the Company’s consolidated balance sheets as cash and cash equivalents, investments and accrued investment income, as appropriate.

Sales and Maturities of Investments

Sales of investments totaled $2,319.2 million, $1,820.1 million and $1,773.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.  Maturities, calls and paydowns of investments totaled $644.2 million, $786.5 million and $672.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. There were no non-cash exchanges or involuntary sales of investment securities during 2010, 2009 and 2008.

Appendix B

NOTE 9.                         Income Taxes

The Company is domiciled in Bermuda and has subsidiaries domiciled in several other countries, including the U.S.  The Company and Montpelier Re intend to conduct substantially all of their operations in Bermuda in a manner such that it is improbable that they would be viewed as being engaged in a trade or business in the U.S. However, because there is no definitive authority regarding activities that constitute being engaged in a trade or business in the U.S., there can be no assurance that the U.S. Internal Revenue Service will not contend, perhaps successfully, that the Company or Montpelier Re is engaged in a trade or business in the U.S.  In that event, those entities would be subject to U.S. income tax, as well as a branch profits tax, on income that is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under a tax treaty.

At the present time, no income taxes are levied in Bermuda and the Company and its Bermuda-domiciled subsidiaries have received an assurance from the Bermuda Minister of Finance exempting them from all Bermuda-imposed income, withholding and capital gains taxes until 2016.  The Minister of Finance has recently indicated that this exemption will be extended to 2035 but the required legislation for this action has not yet been brought before the Bermuda legislature.

The Company’s U.S.-domiciled subsidiaries are subject to federal, state and local corporate income taxes and other taxes applicable to U.S. corporations.  The provision for U.S. federal income taxes has been determined under the principles of a consolidated tax provision within the U.S. Internal Revenue Code and Regulations. The tax years open to examination by the Internal Revenue Service for these subsidiaries are from 2008 to present.

The Company’s U.K. and Swiss-domiciled subsidiaries are subject to income taxes in those jurisdictions.  The tax years open to examination by the HM Revenue & Customs for the Company’s U.K. subsidiaries and the Swiss Federal Department of Finance for MEAG, are from 2007 to present.

Montpelier’s consolidated income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year Ended December 31,
	2010	2009	2008
Current tax expense (benefit):
U.S. Federal	$—	$—	$—
U.S. state	—	0.1	0.1
Non-U.S.	—	(1.3)	1.2
Current tax provision (benefit)	$—	$(1.2)	$1.3

Deferred tax expense (benefit):
U.S. Federal	$—	$—	$—
U.S. state	—	—	—
Non-U.S.	(1.3)	2.3	(0.2)
Deferred tax expense (benefit)	(1.3)	2.3	(0.2)
Income tax expense (benefit)	$(1.3)	$1.1	$1.1

As of December 31, 2010 and 2009, Montpelier had a current income tax asset of zero and $0.6 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.  An outline of the significant components of the Company’s deferred tax assets and liabilities follows:

	December 31,
	2010	2009
Deferred tax assets relating to:
Net unearned premiums and deferred acquisition costs	$0.4	$0.4
U.S. net operating loss carryforwards	15.7	11.7
Non-U.S. net operating loss carryforwards	2.0	0.3
Share based compensation	1.9	2.2
Other items	3.7	1.7
Total gross deferred tax assets	23.7	16.3
Less: deferred tax asset valuation allowances	(21.4)	(15.6)
Net deferred tax assets included in other assets	$2.3	$0.7
Deferred tax liabilities related to:
Deferred U.K. premium income	2.9	2.6
Total gross deferred tax liabilities	2.9	2.6
Less: deferred tax liability valuation allowances	—	—
Net deferred tax liabilities included in other liabilities	$2.9	$2.6

The Company carried a deferred tax asset valuation allowance at December 31, 2010 and 2009 of $21.4 million and $15.6 million, respectively, due mainly to the startup nature of its U.S. operations and the uncertainty at this time of whether such operations will generate sufficient taxable income in future periods to utilize its deferred assets.  Net operating losses may be carried forward to offset future taxable income in the jurisdiction to which they relate.  The U.S. net operating losses will begin to expire in 2027, while any non-U.S. net operating losses may be carried forward indefinitely.

A reconciliation of actual income taxes to the amount calculated using the expected tax rate of zero under Bermuda law is as follows:

	Year Ended December 31,
	2010	2009	2008
Income (loss) before income taxes and extraordinary item	$210.7	$464.6	$(143.5)
Income taxes at the expected income tax rate of Bermuda	$—	$—	$—
Foreign tax expense (benefit) at actual rates:
U.S.	$—	$0.1	$—
Non-U.S. (U.K. and Switzerland)	(1.3)	1.0	1.1
Total income tax expense (benefit)	$(1.3)	$1.1	$1.1

Effective income tax rate	(0.6)%	0.2%	(0.8)%

The components of the Company’s income (loss) before income taxes and extraordinary item were as follows:

	Year Ended December 31,
	2010	2009	2008
Domestic:
Bermuda	$226.5	$478.8	$(129.9)
Foreign:
U.S.	(14.6)	(19.0)	(16.5)
Non-U.S. (U.K. and Switzerland)	(1.2)	4.8	2.9
Income (loss) before income taxes and extraordinary item	$210.7	$464.6	$(143.5)

During 2010 Montpelier re-characterized an existing intercompany loan among two of its wholly-owned subsidiaries as a contribution of capital.  In connection this re-characterization, Montpelier recorded a $1.0 million income tax benefit representing: (I) current and prior year reversals of U.K. deferred income tax expense; and (ii) the amended treatment of foreign exchange gains experienced while the loan was outstanding.

During the years ended December 31, 2010, 2009 and 2008, Montpelier paid (received) total income taxes of $(0.5) million, $0.5 million and $0.2 million, respectively.

Montpelier believes that its material tax positions have a greater than 50% likelihood of being sustained on technical merits if challenged.